UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

VERINT SYSTEMS INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of class of securities)

92343X100
(CUSIP number)
Shefali A. Shah, Esq.
Comverse Technology, Inc.
810 Seventh Avenue
New York, NY 10019
(212) 739-1000

with a copy to:

David E. Zeltner, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)

July 15, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 92343X100	13D	Page 2

1.	NAME OF REPORTING PERSON: COMVERSE TECHNOLOGY, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	28,661,989*
	8.	SHARED VOTING POWER:	- 0 -
	9.	SOLE DISPOSITIVE POWER:	28,661,989*
	10.	SHARED DISPOSITIVE POWER:	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		28,661,989*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		66.5%*
14.	TYPE OF REPORTING PERSON:		CO

*Assumes conversion of Series A Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”) on the date of this Amendment.  The Series A Preferred Stock does not currently have voting rights and will not be convertible into Common Stock until the Approval Time (as defined in Item 5 herein).  See Item 5 of this Amendment regarding conversion rights and voting rights following the Approval Time.  The percentage of class is calculated based upon 43,115,311 shares of Common Stock outstanding, representing 33,042,345 shares of Common Stock outstanding as of June 30, 2010, as reported by the Issuer in its Registration Statement on Form S-8 filed with the Securities and Exchange Commission on July 7, 2010, and 10,072,966 shares of Common Stock issuable to the Reporting Person assuming conversion of the Series A Preferred Stock.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by Comverse Technology, Inc., a New York corporation (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on June 1, 2007 (the “Schedule 13D”), and is being filed by the Reporting Person with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Verint Systems Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2

Item 2(b) – (f) is supplemented as follows:

(b) – (c)                  The name, residence or business address, present principal occupation or employment of each director and executive officer of the Reporting Person is set forth on Schedule A hereto, and is incorporated herein by reference.

(d)        Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons identified on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons identified on Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The citizenship of each of the persons identified on Schedule A hereto is set forth in Schedule A hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

The Reporting Person is party to a Registration Rights Agreement with the Issuer, dated as of January 31, 2002 (the “Registration Rights Agreement”), pursuant to which the Reporting Person may make a written request (a “Demand”) that the Issuer prepare and file with the Commission a Registration Statement on Form S-1 so as to permit the public offering and sale of shares of Common Stock owned by the Reporting Person at the time that the Registration Rights Agreement was signed by the parties thereto or acquired by the Reporting Person from time to time thereafter (“Registrable Securities”).  The Registration Rights Agreement also provides the Reporting Person with “piggyback” registration rights with respect to certain public offerings initiated by the Issuer or other stockholders.

The Reporting Person and the Issuer entered into a Letter Agreement, dated July 16, 2010 (the “Letter Agreement”), pursuant to which the Reporting Person, effective July 15, 2010, made a Demand, proposing to have up to 2,800,000 Registrable Securities registered and to effect the disposition thereof in an underwritten offering.  Pursuant to the Letter Agreement, the Reporting Person reserved the right to adjust the number of Registrable Securities for inclusion in the offering to take into account any changes in the Issuer’s capitalization and, because the Issuer is pursuing an amendment to its credit agreement and an increase in its revolving loan facility thereunder, the Issuer agreed not to exercise its right pursuant to the Registration Rights Agreement to delay the Demand registration and not to exercise its “piggyback” registration rights with respect to the contemplated offering without the Reporting Person’s prior written consent provided that the contemplated offering is consummated within thirty calendar days following the declaration of effectiveness of the Registration Statement.  Under the terms of the Registration Rights Agreement, the Reporting Person may withdraw the Demand at any time before the Registration Statement becomes effective.  The parties further agreed, among other things, that if the proposed amendment to the Issuer’s credit agreement and the proposed increase in the revolving loan facility thereunder are not consummated on or before August 15, 2010, the Letter Agreement will be null and void and without any effect.

Although the Reporting Person may sell up to 2,800,000 shares of Common Stock pursuant to the Demand described above, it intends to continue to retain beneficial ownership of equity securities of the Issuer that represent a majority of the voting power of the Issuer with respect to the election of directors.

A copy of the Registration Rights Agreement was filed by the Issuer as Exhibit 10.4 to the Registration Statement on Form S-1/A (Registration No. 333-82300) with the Commission on March 22, 2002 and is filed as Exhibit 1 to this Amendment, and a copy of the Letter Agreement is filed as Exhibit 2 to this Amendment.  The Registration Rights Agreement and the Letter Agreement are incorporated herein by reference.  The descriptions herein of such agreements are qualified in their respective entireties by reference to such agreements.

Item 5	Interests in the Securities of the Purchaser.

Item 5 is supplemented as follows:

(a) and (b)                            The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.  As of the date of this Amendment, the Reporting Person holds 18,589,023 shares of Common Stock and 293,000 shares of Series A Preferred Stock.

The Series A Preferred Stock does not have voting rights or conversion rights until the issuance of the shares of Common Stock that would be issuable upon conversion of the Series A Preferred Stock is approved by the holders of a majority of the outstanding Common Stock (the “Approval Time”).  Following the Approval Time, each share of Series A Preferred Stock will be convertible, at the option of the holder, into a number of shares of Common Stock equal to the liquidation preference then in effect divided by the conversion price then in effect, which was initially set at $32.66, subject to adjustment.  The liquidation preference is an amount equal to the issue price of $1,000 per share of Series A Preferred Stock plus the sum of all accrued and unpaid dividends, whether or not declared.  The initial conversion rate, which is subject to adjustment, was 30.6185 shares of Common Stock for each share of Series A Preferred Stock.  In addition, following the Approval Time, each share of Series A Preferred Stock will entitle its holder to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is initially convertible based on a conversion rate equal to the issue price of $1,000 per share of Series A Preferred Stock divided by $32.66, the conversion price in effect on the issue date.

In addition, cash dividends are cumulative and are accrued quarterly on the Series A Preferred Stock at a specified dividend rate on the liquidation preference at such time.  Dividends are paid only if declared by the Issuer’s board of directors.  Initially, the specified annual dividend rate was 4.25%.  Effective February 1, 2008, the dividend rate on the Series A Preferred Stock was reset to 3.875%.  The rate is now only subject to future change in the event that the Issuer is unable to obtain approval of the issuance of shares of Common Stock underlying the Series A Preferred Stock upon conversion.  The Issuer is currently prohibited from paying cash dividends on the Series A Preferred Stock under the terms of a covenant in the Issuer’s credit agreement.  The Issuer may, in its absolute discretion, pay such dividends in shares of Common Stock.  The Common Stock issued in payment or partial payment of a dividend, when and if declared, would be valued for such purpose at 95% of the average of the daily volume weighted average stock price for each of the five consecutive trading days ending on the second trading day immediately prior to the record date for such dividend.  Through the date of this Amendment, no dividends have been declared or paid on the Series A Preferred Stock.  Through April 30, 2010, cumulative, undeclared dividends on the Series A Preferred Stock were $36.0 million.

On the date of this Amendment, the 18,589,023 shares of Common Stock held by the Reporting Person represent a beneficial ownership of approximately 56.3% of the outstanding Common Stock (which percentage is calculated based upon 33,042,345 shares of Common Stock outstanding as of June 30, 2010, as reported in the Issuer’s Registration Statement on Form S-8 filed with the Commission on July 7, 2010).  If, on the date of this Statement, the Series A Preferred Stock were convertible into Common Stock, the Reporting Person would have beneficially owned 28,661,989 shares of Common Stock representing approximately 66.5% of the Common Stock (which percentage is calculated based upon 43,115,311 shares of Common Stock outstanding, representing the number of shares of Common Stock outstanding as of June 30, 2010, as reported in the Issuer’s Registration Statement on Form S-8 filed with the Commission on July 7, 2010, and the shares of Common Stock issuable to the Reporting Person assuming conversion of the Series A Preferred Stock).  The Reporting Person has the sole voting power and sole dispositive power with respect to all of the shares of Common Stock beneficially owned by it.

Except as described above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A hereto beneficially owns any shares of Common Stock.

(c)        Neither the Reporting Person nor, to the best of knowledge of the Reporting Person, any of the persons listed on Schedule A hereto has effected any transactions in shares of Common Stock in the past sixty days.

(d)        Not applicable.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

The information set forth in Item 4 of this Amendment in respect of the Registration Rights Agreement and the Letter Agreement is incorporated herein by reference.  The descriptions of such agreements are qualified in their respective entireties by reference to such agreements.

Except as disclosed in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 (as it relates to any of the persons listed on Schedule A hereto, to the best knowledge of the Reporting Person) and between such persons and any other person with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Material to be Filed as Exhibits.

Exhibit No.	Description

1
Registration Rights Agreement, dated as of January 31, 2002, by and between Comverse Infosys, Inc. and Comverse Technology, Inc. (incorporated by reference to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-82300) filed with the Securities and Exchange Commission on March 22, 2002).

2	Letter Agreement, dated July 16, 2010, from Comverse Technology, Inc. to Verint Systems Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2010

COMVERSE TECHNOLOGY, INC.

	By:	/s/ Shefali A. Shah
		Name:	Shefali A. Shah
		Title:	Senior Vice President, General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Description

1
Registration Rights Agreement, dated as of January 31, 2002, by and between Comverse Infosys, Inc. and Comverse Technology, Inc. (incorporated by reference to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-82300) filed with the Securities and Exchange Commission on March 22, 2002).

2	Letter Agreement, dated July 16, 2010, from Comverse Technology, Inc. to Verint Systems Inc.

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF COMVERSE TECHNOLOGY, INC.

The name, residence or business address, title, present principal occupation or employment of each of the directors and executive officers of Comverse Technology, Inc. are set forth below.

Name	Residence or Business Address	Occupation or Employment	Citizenship
Raz Alon (Director)	2225 East BayShore Road, Suite 219 Palo Alto, CA 94303	Chairman, TopView Ventures LLC	United States; Israel
Susan D. Bowick (Director)	191 Clayton Lane, #404 Denver, CO 80206	Consultant to Joint Venture of Nokia Corporation and Siemens A.G.	United States
Charles J. Burdick (Chairman of the Board)	810 Seventh Avenue New York, NY 10019	Former Chief Executive Officer, HIT Entertainment Plc	United States
Andre Dahan (Director)	810 Seventh Avenue New York, NY 10019	President and Chief Executive Officer	United States; Israel
Robert Dubner (Director)	810 Seventh Avenue New York, NY 10019	Independent Consultant	United States
Richard N. Nottenburg (Director)	71 Ettl Circle Princeton, NJ 08540	President, Chief Executive Officer and Director, Sonus Networks Inc.	United States
Joseph O’Donnell (Director)	810 Seventh Avenue New York, NY 10019	Former Chief Executive Officer, Inmar Inc.	United States
Augustus K. Oliver (Director)	152 West 57th Street, 46th Floor New York, NY 10019	Managing Member, Oliver Press Partners, LLC	United States
A. Alexander Porter, Jr. (Director)	666 Fifth Avenue, Suite 3403 New York, NY 10103	Founder and Principal, Porter Orlin LLC	United States
Theodore H. Schell (Director)	1230 Avenue of the Americas New York, NY 10020	Managing Director, Liberty Associated Partners LLP	United States
Mark C. Terrell (Director)	810 Seventh Avenue New York, NY 10019	Former Partner in Charge and Executive Director of KPMG’s Audit Committee Institute	United States
Dror Bin	29 Habarzel Street Tel Aviv, Israel 69710	Executive Vice President and President, Global Sales of Comverse, Inc.	Israel

Joel Legon	810 Seventh Avenue New York, NY 10019	Chief Accounting Officer	United States
Gabriel Matsliach	1025 Briggs Road Suite 100 Mt. Laurel, NJ 08054	Senior Vice President, Global Products and Operations of Comverse, Inc.	United States; Israel
Philip H. Osman	80 Cottontail Lane Somerset, NJ 08873	Senior Vice President, Global Services of Comverse, Inc.	United States
Shefali A. Shah	810 Seventh Avenue New York, NY 10019	Senior Vice President, General Counsel and Corporate Secretary	United States
Stephen M. Swad	810 Seventh Avenue New York, NY 10019	Executive Vice President and Chief Financial Officer	United States